Exhibit 2.1

STOCK PURCHASE AGREEMENT

BETWEEN

BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA

AND

SUSSEX HOLDINGS, INC.

August 26, 2014

i

TABLE OF CONTENTS

(continued)

ii

Exhibit A	Commutation Agreement
Exhibit B	Financial Statements
Exhibit C	Transition Services Agreement
Exhibit D	Collateral Asset Substitution
Exhibit E	Collateral Asset Related Litigation Proceedings
Exhibit F	Reimbursable Severance Payments

Annex I	Seller Disclosure Schedule
Annex II	Buyer Disclosure Schedule
Annex III	Material Contracts
Annex IV	Additional Representations
Annex V	Pre-Closing Operating Covenants
Annex VI	Additional Indemnity

iii

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the “Agreement”) is entered into by and between Sussex Holdings, Inc., a Delaware corporation (“Buyer”), Blue Cross and Blue Shield of South Carolina, a South Carolina mutual insurance company and independent licensee of the Blue Cross Blue Shield Association (“Seller”), and, solely for purposes of §10(r) below, Enstar Group Limited, a Bermuda exempted company (“Buyer Parent”), as of August 26, 2014 (the “Effective Date”). Buyer and Seller are referred to in this Agreement collectively as the “Parties” and each separately as a “Party”.

This Agreement contemplates a transaction in which Buyer will purchase from Seller, and Seller will sell to Buyer, all of the outstanding capital stock of Companion Property and Casualty Insurance Company (“Target”) for the consideration and in accordance with the terms and conditions set forth below. In consideration of the premises and the mutual promises herein set forth the Parties agree as follows.

1. Definitions.

“Accredited Investor” has the meaning set forth in Regulation D promulgated under the Securities Act.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, examinations, charges, complaints, claims, demands, injunctions, judgments, indictments, orders, decrees, rulings, damages, deficiencies, dues, penalties, fines, sanctions, costs, liabilities, obligations, commitments, taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses; provided, however, Adverse Consequences shall not include punitive damages except those of a third party under a Third Party Claim.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

“Agent Contracts” has the meaning set forth in Annex IV attached hereto.

“Agreement” has the meaning set forth in the preface above.

“Applicable Rate” means 3.25% per annum.

“Asset Basis Step-Down Cap” shall mean the lesser of (i) the product of (A) the Estimated Asset Basis Step-Down Amount multiplied by (B) 57%, and (ii) $65,000,000.

“Benefit Plans” means each (i) “employee benefit plan,” as defined in Section 3(3) of ERISA (determined without regard to whether such plan is subject to ERISA or is tax qualified under the Code), and (ii) each other bonus, deferred compensation, severance pay, change of control, retention benefit, pension, profit sharing, retirement, insurance, incentive compensation, equity compensation, stock option, synthetic equity, disability, medical, health, death, life, other retiree benefits, accidental death or dismemberment, tuition reimbursement, vacation, workers’ compensation, welfare plan, supplemental unemployment or other fringe benefit plan, fund, program, policy, arrangement or practice, that is currently maintained, sponsored, or contributed or required to be contributed to by Target and its ERISA Affiliates, their current or former employees, officers, directors or consultants or the dependents or beneficiaries thereof.

“Business Day” means any day other than a Saturday, Sunday or a holiday under federal or South Carolina law.

“Buyer” has the meaning set forth in the preface above.

“Buyer Parent” has the meaning set forth in the preface above.

“Closing” has the meaning set forth in §2(c) below.

“Closing Date” has the meaning set forth in §2(c) below.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Assets” has the meaning set forth in §4(g)(iii) below.

“Commutation Agreement” means that certain Commutation Agreement the form of which is attached as Exhibit A.

“Confidentiality Agreement” means that certain letter agreement dated as of February 17, 2014 from Seller to Enstar Group Limited, an Affiliate of Buyer.

“Disclosure Schedule” has the meaning set forth in §3 below.

“DOI Approvals” means approval of the Form A application of Buyer from both the South Carolina Department of Insurance and the California Department of Insurance and any Form D and Form E approvals or non-disapprovals required in connection with any of the transactions contemplated by this Agreement.

“Effective Date” has the meaning set forth in the preface above.

“End Date” means February 28, 2015.

“Environmental, Health, and Safety Requirements” shall mean all federal, state, local, and foreign Laws, statutes, regulations, and ordinances concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances, or wastes, as such requirements are enacted and in effect on or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that together with Target or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 414 of the Code or under “common control” within the meaning of Section 4001(a)(14) of ERISA.

“Estimated Asset Basis Step-Down Amount” has the meaning set forth in §10(e) below.

“Financial Statement Exclusions” has the meaning set forth in §4(g)(iii) below.

“Financial Statements” has the meaning set forth in §4(g)(i) below.

“Florida Consent Order” means that certain Consent Order agreed to between the Florida Office of Insurance Regulation and Target as of March 18, 2011.

“Freestone” means Freestone Insurance Company, an insurance company domiciled in the State of Delaware and formally known as Dallas National Insurance Company.

“Fronting Program” has the meaning set forth in Annex IV attached hereto.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time, consistently applied.

“Governmental Authority” means any domestic or foreign governmental, legislative, judicial, administrative or regulatory authority, agency, commission, body, court or entity.

“Guaranteed Obligations” has the meaning set forth in §10(r) below.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any federal, state, local, or foreign Tax measured by or imposed on net income, including any interest, penalty, or addition thereto, whether disputed or not.

“Income Tax Return” means any Tax Return relating to Income Taxes, including any schedule or attachment thereto.

“Indemnified Party” has the meaning set forth in §8(d)(i) below.

“Indemnifying Party” has the meaning set forth in §8(d)(i) below.

“Insurance Contracts” has the meaning set forth in Annex IV attached hereto.

“Insurance Licenses” has the meaning set forth in Annex IV attached hereto.

“Insurance Policies” has the meaning set forth in Annex IV attached hereto.

“Intellectual Property” means patents, trademarks, service marks, trade names, copyrights, software, internet domain names, trade secrets, business and technical information and know-how, databases, and other confidential and proprietary information and all rights therein and goodwill associated therewith.

“Intercompany Accounts” has the meaning set forth in Annex IV attached hereto.

“Intercompany Agreements” has the meaning set forth in Annex IV attached hereto.

“Investment Guidelines” has the meaning set forth in Annex IV attached hereto.

“Knowledge” means actual knowledge after due inquiry. The obligation of “due inquiry” with respect to an issue shall be satisfied by an inquiry to and a reasonable and appropriate response from the Party’s senior manager of its department having primary responsibility for such issue. Seller’s Knowledge is further limited to the Knowledge of George P. Reeth, Robert C. Rhodes, Jennifer Thorne, Ron Carlson and Troy Santora. Buyer’s Knowledge is further limited to the Knowledge of Paul J. O’Shea, Richard J. Harris and David Rocke.

“Laws” means any foreign or domestic law, statute, ordinance, rule, regulation, pronouncement, directive, guideline, order, judgment, decree, injunction or other legally binding obligation imposed by or on behalf of a Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property which is used in Target’s or any of its Subsidiaries’ business.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which Target or any of its Subsidiaries holds any Leased Real Property.

“Lien” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings and with respect to which adequate reserves have been made in accordance with SAP, (b) liens securing rental payments under capital lease arrangements, and (c) mechanics, carrier’s, workmen’s, or other like liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“Litigation Proceeding” has the meaning set forth in §6(b)(i) below.

“Material Adverse Effect” or “Material Adverse Change” means (x) any event, occurrence, development, fact, condition or change that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business of Target and its

Subsidiaries, taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect or Material Adverse Change: (a) any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions, including changes that are the result of factors generally affecting any of the industries in which Target’s business operates, (2) national or international political conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (3) financial, banking, or securities markets in general (including any disruption thereof and any decline in the price of any security or any market index), (4) changes or prospective changes in GAAP or SAP, (5) changes or prospective changes in law, rules, regulations, orders, or other binding directives issued by any governmental entity, (6) any action or omission required by this Agreement and the other agreements contemplated hereby, (7) the announcement or consummation of the transactions contemplated by, or the performance of obligations under, this Agreement, (8) the identity of, or the effects of any facts or circumstances relating to, Buyer or its Affiliates, (9) the value of, or any change or development in the value of, any of the investment assets of Target or any of its Subsidiaries, provided that, except as otherwise provided in this definition, the underlying causes of such value or change or development in value may be considered in determining whether there is a Material Adverse Effect or Material Adverse Change, or (10) any Adverse Consequences, liabilities, claims payments, litigation or losses that occur in the Ordinary Course of Business; provided, further, however, that any event, occurrence, development, fact, condition or change referred to in clauses (1), (2), (3), (4), (5), (9) or (10) shall be taken into account in determining if a Material Adverse Effect or Material Adverse Change has occurred or could reasonably be expected to occur to the extent that such event, occurrence, development, fact, condition or change has a materially disproportionate effect on Target and its Subsidiaries compared to other participants in the industries in which their businesses operate, (b) any adverse change, event, development, or effect which does not (nor is reasonably expected to) result in a diminution of $20,000,000 or less in the consolidated book value prepared in accordance with SAP or GAAP, as the case may be, of Target and its Subsidiaries taken as a whole, and (c) any adverse change in or effect on the business of Target and its Subsidiaries taken as a whole of which Buyer has been promptly notified by Seller to the extent cured by Seller before the earlier of (i) the Closing Date or (ii) the date on which this Agreement is terminated pursuant to §9 below; or (y) a material impairment on or material delay in the ability of a Party to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Material Contracts” means all contracts, leases, licenses, instruments, notes undertakings, indentures and all other agreements, understandings and commitments to which Target or any of its Subsidiaries is a party or otherwise bound that fall into any category listed on Annex III attached hereto.

“Most Recent Financial Statements” has the meaning set forth in §4(g)(i) below.

“Most Recent Fiscal Quarter End” has the meaning set forth in §4(g)(i) below.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Party” has the meaning set forth in the preface above.

“Permits” has the meaning set forth in §4(i) below.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Authority.

“Personal Data” means information (a) relating to an identified or identifiable person, including information that can be used to identify a person, directly or indirectly, by reference to an identification number or to one or more other factors specific to such person or (b) concerning an individual that would be considered “nonpublic personal information” within the meaning of Title V of the Gramm-Leach Bliley Act of 1999 and the regulations promulgated thereunder.

“Purchase Price” has the meaning set forth in §2(b) below.

“Real Property” means all land, together with all buildings, structures, improvements, and fixtures located thereon, and all easements and other rights and interests appurtenant thereto.

“Redwood” means Redwood Reinsurance SPC, Ltd., a company registered in the Cayman Islands.

“Regulatory Filings” has the meaning set forth in Annex IV attached hereto.

“Reinsurance Agreements” has the meaning set forth in Annex IV attached hereto.

“SAP” means, as to any insurance company, statutory accounting principles and practices prescribed and any practices permitted by the insurance regulatory authorities of the applicable jurisdiction.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Seller” has the meaning set forth in the preface above.

“Seller Fundamental Representations” has the meaning set forth in §7(a)(i) below.

“Seller Reinsurance Agreements” means the agreements listed in Exhibit A of the Commutation Agreement.

“Straddle Period” has the meaning set forth in §10(c)(ii) below.

“Subsidiary” means, with respect to any Person other than an individual (the “Subject Person”), any other Person (other than an individual) in which a majority of the equity or voting interests are owned or controlled, directly or indirectly, by the Subject Person or one or more Subsidiaries of the Subject Person. The term “Subsidiary” shall include all Subsidiaries of a Subsidiary.

“Target” has the meaning set forth in the preface above.

“Target Agents” has the meaning set forth in Annex IV attached hereto.

“Target Share” means any share of the common stock, par value $1.00 per share, of Target.

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, escheat obligations, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” has the meaning set forth in §4(j)(iv) below.

“Third Party Claim” has the meaning set forth in §8(d)(i) below.

“Transition Services Agreement” means that certain Transition Services Agreement the form of which is attached as Exhibit C.

2. Purchase and Sale of Target Shares.

(a) Basic Transaction. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, all of the Target Shares, free and clear of all Liens, for the consideration specified below in this §2.

(b) Purchase Price. Buyer agrees to pay to Seller at the Closing by wire transfer of immediately available funds Two Hundred Eighteen Million Dollars ($218,000,000) (the “Purchase Price”).

(c) Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Nexsen Pruet, LLC in Columbia, South Carolina commencing at 9:00 a.m. local time no later than the fifth Business Day after the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) or such other date as Buyer and Seller may mutually determine (the “Closing Date”).

(d) Deliveries at Closing. At the Closing, (i) Seller shall deliver to Buyer the various certificates, instruments, and documents referred to in §7(a) below, (ii) Buyer shall deliver to Seller the various certificates, instruments, and documents referred to in §7(b) below, (iii) Seller shall deliver to Buyer stock certificates representing all of the Target Shares, endorsed in blank or accompanied by duly executed assignment documents, (iv) Buyer shall deliver to Seller the Purchase Price; (v) Seller shall deliver written resignations of each director of Target or of a Target Subsidiary, effective as of the Closing; and (vi) Target, its appropriate Subsidiaries and Seller shall duly execute and deliver to each other the Commutation Agreement.

(e) Withholding Tax. As of the date hereof neither Seller nor Buyer has Knowledge of any Taxes required to be deducted and withheld from the Purchase Price. However, Buyer and Target shall be entitled to deduct and withhold from the Purchase Price all Taxes, if any, that Buyer and Target have been advised by legal counsel are more likely than not required to be deducted and withheld under any provision of Tax Law. Buyer shall give Seller prompt written notice of any such advice of legal counsel given to Buyer. All such withheld amounts shall be treated as delivered to Seller hereunder.

3. Representations and Warranties Concerning Transaction.

(a) Seller’s Representations and Warranties. Seller represents and warrants to Buyer that the statements contained in this §3(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §3(a)), except as set forth in the disclosure schedule delivered by Seller to Buyer on the date hereof and attached hereto as Annex I (the “Disclosure Schedule”).

(i) Organization of Seller. Seller is duly organized, validly existing, and in good standing under the laws of South Carolina.

(ii) Authorization of Transaction. Each of Seller, Target and their respective Affiliates has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and the other agreements contemplated hereby to which it is a party and to perform its respective obligations hereunder and thereunder. This Agreement has been duly executed by Seller and constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions. Each other agreement contemplated hereby to which Seller, Target or any of their respective Affiliates will be a party will be duly executed by such parties prior to the Closing and will constitute valid and legal binding obligations of such parties, enforceable in accordance with their terms. Neither Seller, Target nor any of their respective Affiliates need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or other Person in order to consummate the transactions contemplated by this Agreement, except for approval under the Hart-Scott-Rodino Act and the DOI Approvals. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Seller, Target and their respective Affiliates.

(iii) Noncontravention. Neither the execution and the delivery of this Agreement or the other agreements contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby, will (A) violate any constitution, statute, Law, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority to which Seller is subject or any provision of its charter, bylaws, or other governing documents, (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any material agreement, contract, lease, license, instrument, or other arrangement to which Seller or any of its Affiliates is a party or by which any of them is bound or to which any of their assets is subject, or (C) result in the imposition or creation of a Lien upon or with respect to the Target Shares.

(iv) Absence of Litigation. As of the date hereof, there are no actions, suits, proceedings, hearings, investigations or complaints pending or, to the Knowledge of Seller, threatened in writing against Seller or any of its Affiliates or any of their respective assets, properties or businesses that (i) question the legality of the transactions contemplated by this Agreement or (ii) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, except as set forth in §3(a)(iv) of the Disclosure Schedule.

(v) Governmental Orders. As of the date hereof, no Governmental Authority, with respect to which a DOI Approval is required to be obtained or made in connection with the consummation of the transactions contemplated by this Agreement, has indicated to Seller, Target, or any of their respective Affiliates an intent to (i) take any action or fail to take any action that is reasonably likely to prohibit, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or (ii) impose any obligation or condition in connection with such DOI Approval that, individually or in the aggregate, would reasonably be expected to result in a material liability or obligation of any of Buyer, Target or any of their respective Affiliates after the Closing.

(vi) Brokers’ Fees. Neither Seller, Target nor any of their respective Affiliates has or will have any liability or obligation to pay any fees or commissions to any broker, finder, investment banker, or agent with respect to the transactions contemplated by this Agreement, other than any such fees or commissions owed to Evercore Group L.L.C. or its affiliates, which will be fully paid by Seller.

(vii) Target Shares. Seller holds of record and owns beneficially all of the issued and outstanding Target Shares, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require Seller to sell, transfer, or otherwise dispose of any capital stock of Target (other than this Agreement). Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of Target.

(b) Buyer’s Representations and Warranties. Buyer represents and warrants to Seller that the statements contained in this §3(b) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §3(b)), except as set forth in Annex II attached hereto.

(i) Organization of Buyer. Buyer is a corporation (or other entity) duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (or other formation).

(ii) Authorization of Transaction. Buyer has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed by Buyer and constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions. Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or other Person in order to consummate the transactions contemplated by this Agreement, except for approval under the Hart-Scott-Rodino Act and the DOI Approvals. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Buyer.

(iii) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, Law, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority to which Buyer is subject or any provision of its charter, bylaws, or other governing documents or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any material agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject.

(iv) Investment. Buyer (A) understands that the Target Shares have not been, and will not be, registered under the Securities Act, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (B) is acquiring the Target Shares solely for its own account for investment purposes, and not with a view to or for the further sale or distribution thereof within the meaning of the Securities Act, (C) is a sophisticated investor with knowledge and experience in business and financial matters, (D) has received certain information concerning Target and Target’s Subsidiaries and has had the opportunity to request additional information as desired in order to evaluate the merits and the risks inherent in holding the Target Shares, (E) is able to bear the economic risk and lack of liquidity inherent in holding the Target Shares, and (E) is an Accredited Investor.

(v) Absence of Litigation. As of the date hereof, there are no actions, suits, proceeds, hearings, investigations or complaints pending or, to the Knowledge of Buyer, threatened in writing against Buyer or any of its Affiliates or any of their respective assets, properties or businesses that (i) question the legality of the transactions contemplated by this Agreement or (ii) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(vi) Financial Ability. At the Closing, Buyer will have all funds necessary to pay the Purchase Price and to consummate the transactions contemplated by this Agreement.

(vii) Governmental Orders. To the Knowledge of Buyer, as of the date hereof there are no facts or conditions related to its regulatory status that are reasonably likely to impede its ability to obtain the DOI Approvals. As of the date hereof, no Governmental Authority, with respect to which a DOI Approval is required to be obtained or made in connection with the consummation of the transactions contemplated by this Agreement, has indicated to Buyer an intent to (i) take any action or fail to take any action that is reasonably likely to prohibit, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or (ii) impose any obligation or condition in connection with such DOI Approval that, individually or in the aggregate, would reasonably be expected to result in a material liability or obligation of Seller or any of its Affiliates after the Closing.

(viii) Investigation. Buyer acknowledges and agrees that (i) the only representations, warranties, covenants and agreements made by Seller, any of its Affiliates or their respective representatives or any other Person are the representations, warranties, covenants and agreements made in this Agreement or in the other documents and agreements contemplated hereby, and (ii) except as set forth in this Agreement or in the other documents and agreements contemplated hereby, none of Seller, any of its Affiliates or their respective representatives makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to any of Seller, Target, their respective Affiliates, the Target Subsidiaries, the Target business or the Target Shares. Buyer acknowledges, agrees with and affirms that none of Seller, Target or any of their respective Affiliates or their respective representatives makes any representation or warranty (express or implied) with respect to the adequacy or sufficiency of the reserves of any of Target or the Target Subsidiaries or that the reserves held by Target or any Target Subsidiary or the assets supporting such reserves will be adequate or sufficient for the purposes for which they were established or that the reinsurance recoverables taken into account in determining the amount of such reserves will be collectible.

(ix) Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or its Affiliates.

4. Representations and Warranties Concerning Target and Its Subsidiaries. Seller represents and warrants to Buyer that the statements contained in this §4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §4), except as set forth in the Disclosure Schedule.

(a) Organization, Qualification, and Corporate Power. Each of Target and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of Target and its Subsidiaries is duly authorized, licensed and qualified to conduct business and is in good standing under the laws of each jurisdiction where such authorization, license and qualification is required, except where the lack of such authorization, license or qualification would not and would not reasonably be expected to have a Material Adverse Effect. Each of Target and its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. §4(a) of the Disclosure Schedule lists the directors and officers of each of Target and its Subsidiaries. Seller has made available to Buyer true and complete copies of the certificates of incorporation, charter, bylaws and similar organizational documents of Target and each of its Subsidiaries.

(b) Capitalization. The entire authorized capital stock of Target consists of 4,200,000 Target Shares, of which 4,200,000 Target Shares are issued and outstanding. No Target Shares are held in treasury. All of the issued and outstanding Target Shares have been duly authorized, are validly issued, fully paid, and nonassessable, and are owned of record and beneficially by Seller, free and clear of all Liens. All of the Target Shares were issued in compliance with applicable Laws. None of the Target Shares were issued in violation of any agreement, arrangement or commitment to which Seller or Target is a party or is otherwise bound or in violation of any preemptive or similar rights of any Person. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Seller or Target to issue, sell, or otherwise cause to become outstanding any capital stock of Target. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Target.

(c) Noncontravention. Neither the execution and the delivery of this Agreement or the other agreements contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby, will (i) violate any constitution, statute, Laws, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority to which Target or any of its Subsidiaries is subject or any provision of the charter or bylaws of Target or any of its Subsidiaries, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Material Contract to which Target or any of its Subsidiaries is a party or by which any of them is bound or to which any of their assets is subject, or (iii) result in the imposition or creation of a Lien upon or with respect to the Target Shares or the shares of capital stock of any Subsidiary of Target. Except for the DOI Approvals and approval under the Hart-Scott-Rodino Act, neither Target nor any of its Subsidiaries is required to give or be the subject of any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or other Person in order for the Parties to consummate the transactions contemplated by this Agreement.

(d) Brokers’ Fees. Neither Target nor any Target Subsidiary has or will have any liability or obligation to pay any fees or commissions to any broker, finder, investment banker, or agent with respect to the transactions contemplated by this Agreement.

(e) Title to Tangible Assets. At Closing, each of Target and its Subsidiaries will have good, valid and marketable title to, or a valid leasehold interest in, the material tangible assets it uses regularly in the conduct of its businesses, free and clear of all Liens. Such assets, in conjunction with the Transition Services Agreement, are sufficient for the continued conduct immediately after the Closing by Buyer of the business of Target and its Subsidiaries in substantially the same manner as conducted immediately prior to Closing.

(f) Subsidiaries. §4(f) of the Disclosure Schedule sets forth for each Subsidiary of Target (i) its name and jurisdiction of incorporation, (ii) the number of shares of authorized capital stock of each class of its capital stock, (iii) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder, (iv) the number of shares of its capital stock held in treasury, and (v) each jurisdiction in which the Subsidiary is authorized, licensed, and qualified and the type of authorization, license, and qualification held in such jurisdiction. All of the issued and outstanding shares of capital stock of each Subsidiary of Target have been duly authorized and are validly issued, fully paid, and nonassessable. Target or a Subsidiary of Target holds of record and owns beneficially all of the outstanding shares of capital stock of each Subsidiary of Target, free and clear of all Liens. All of the shares of capital stock of each Subsidiary of Target were issued in compliance with applicable Laws. None of such shares were issued in violation of any agreement, arrangement or commitment to which Seller, Target or any Subsidiary of Target is a party or is otherwise bound or in violation of any preemptive or similar rights of any Person. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Seller, Target or any Subsidiary of Target to issue, sell, or otherwise cause to become outstanding any capital stock of any Subsidiary of Target. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to any Subsidiary of Target. Except for the Subsidiaries set forth in §4(f) of the Disclosure Schedule, neither Target nor any of its Subsidiaries owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.

(g) Financial Statements.

(i) Attached hereto as Exhibit B are the following financial statements (collectively the “Financial Statements”): (i) all audited balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal years ended December 31, 2011, 2012 and 2013, for Target and its Subsidiaries; (ii) all statutory annual statements for Target and each of its Subsidiaries as of and for the years ended December 31, 2011, 2012 and 2013, including the exhibits, schedules, interrogatories, notes, electronic pages and actuarial opinions thereto, (iii) all consolidating unaudited balance sheets and statements of income, changes in shareholders’ equity, and cash flow as of and for the calendar quarter ended June 30, 2014 (the “Most Recent Fiscal Quarter End”) for Target and each of its Subsidiaries, and (iv) all unaudited statutory quarterly statements for Target and each of its Subsidiaries as of and for the Most Recent Fiscal Quarter End, in each case, as applicable, as filed with the Governmental Authority charged with supervision of insurance or reinsurance companies in Target’s or any of its Subsidiaries’ jurisdictions of domicile, including each jurisdiction in which Target or any of its Subsidiaries is deemed to be or is commercially domiciled (the items in (iii) and (iv) collectively, the “Most Recent Financial Statements”). Except as set forth on §4(g) of the Disclosure Schedule, the Financial Statements (including the notes thereto) have been prepared in accordance with SAP for the insurance company entities and GAAP for the non-insurance company entities applied on a consistent basis throughout the periods covered thereby and present fairly the financial condition of Target and its Subsidiaries as of such dates and the results of operations of Target and its Subsidiaries for such periods; provided, however, that the Most Recent Financial Statements are subject to normal year-end adjustments and lack footnotes as permitted by SAP and GAAP, as applicable (the effect of which will not be materially adverse). The Financial Statements required to be filed with any Governmental Authority were timely filed, except where extensions were granted, and complied in all material respects with all applicable Laws when filed, and, to the Knowledge of Seller, no material deficiency has been asserted by a Governmental Authority that has not been cured or otherwise resolved to the satisfaction of such Governmental Authority without imposition of any material penalty, condition or obligation on Target or any of its Subsidiaries. The annual Financial Statements have been audited by independent auditors. Neither Target nor any of its Subsidiaries has any material liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, except (i) those which are adequately reflected or reserved against in the balance sheets as of the Most Recent Fiscal Quarter End, and (ii) those which have been incurred in the Ordinary Course of Business since the Most Recent Fiscal Quarter End and which are not, individually or in the aggregate, material in amount. The minute books and stock record books of Target and each of its Subsidiaries, all of which have been made available to Buyer, are complete and correct and have been maintained in accordance with sound business practices. At the Closing, all of such books and records will be in the possession of Target or the Subsidiaries.

(ii) Each of the Target and its Subsidiaries maintains a standard system of accounting established and administered in accordance with GAAP or SAP. Each of Target and its Subsidiaries maintains a system of internal control over financial reporting sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements in conformity with GAAP or SAP, as applicable, and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Management of each of Target and its Subsidiaries has disclosed to their respective auditors and audit committees (if any): (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect such company’s ability to record, process, summarize and report financial information and (y) any fraud that involves management or other employees who have a significant role in such company’s internal control over financial reporting.

(iii) Notwithstanding the foregoing, Buyer acknowledges it is aware (i) that Target and its Subsidiaries are currently investigating the value and liquidity of the collateral assets related to the reinsurance agreements between Target, on the one hand, and each of Redwood and Freestone, on the other, that are subject to the collateral asset substitution contemplated by §5(h) of this Agreement (the “Collateral Assets”), (ii) of the results and effects of the commutation of the Redwood reinsurance agreement with Target; and (iii) of the results and effects of the Freestone liquidation (collectively, “Financial Statement Exclusions”), and none of these items are reflected in Target’s Financial Statements attached as Exhibit B. Buyer hereby agrees that no actions or omissions by Seller, Target or their Subsidiaries related to the Financial Statement Exclusions or their impact on the Financial Statements, or exclusion therefrom, could constitute a breach of any representation or warranty in this §4(g).

(h) Events Subsequent to the Most Recent Fiscal Month End. Except as set forth on §4(h) of the Disclosure Schedule, since the Most Recent Fiscal Month End, there has not been any Material Adverse Change. Without limiting the generality of the foregoing, since that date (i) none of Target and its Subsidiaries has engaged in any practice, taken any action, or entered into any transaction outside the Ordinary Course of Business, and (ii) none of Seller, Target or any of Target’s Subsidiaries has taken any action that if taken after the Effective Date would have constituted a breach of §5(c), except to the extent related to item number six on Annex V, provided that any Material Contracts and Reinsurance Agreements entered into, amended or terminated since June 30, 2014 are otherwise disclosed in the Disclosure Schedule and except as set forth on §4(h) of the Disclosure Schedule.

(i) Permits; Legal Compliance. Except as set forth on §4(i) of the Disclosure Schedule, each of Target and its Subsidiaries has and maintains in good standing and full force and effect all material federal, state, municipal, local and foreign governmental approvals, authorizations, certificates of authority, consents, franchises, licenses, qualifications, accreditations, listing, permits and rights (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business in the manner and in all such jurisdictions as now conducted. Except as set forth on §4(i) of the Disclosure Schedule, each of Target and its Subsidiaries is, and since July 1, 2011 has been, in compliance with all applicable Laws and the terms of the Permits (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign Governmental Authorities and no revocation, lapse, limitation, suspension or cancellation of any of the Permits is pending or, to the Knowledge of Seller, threatened. Except as set forth on §4(i) of the Disclosure Schedule, since July 1, 2011, none of Seller, Target or any of Target’s Subsidiaries has received notice from any Governmental Authority asserting any actual or alleged violation of, or material noncompliance with, any applicable Law or Permit.

(j) Tax Matters.

(i) Except as set forth on §4(j) of the Disclosure Schedule, (A) each of Target and its Subsidiaries has filed all Tax Returns that it was required to file, and such Tax Returns are true, complete and correct and (B) each of Target and its Subsidiaries has paid all Taxes due and owing and has complied with all Tax Laws regarding withholding and information reporting. No claim has been made by any taxing authority in any jurisdiction where Target or one of its Subsidiaries does not file Tax Returns that such entity is, or may be, subject to Tax by that jurisdiction.

(ii) §4(j) of the Disclosure Schedule lists all Income Tax Returns filed with respect to Target or any of its Subsidiaries for calendar years 2011 through 2013, indicates which of those Income Tax Returns have been audited, and indicates which of those Income Tax Returns are currently the subject of audit. Seller has delivered to Buyer correct and complete copies of all such federal Income Tax Returns and all examination reports, and statements of deficiencies assessed against or agreed to by Target or any of Target’s Subsidiaries for such calendar years. All deficiencies asserted, or assessments made, against Target or any of its Subsidiaries as a result of any examinations by any taxing authority have been fully paid. Except as noted in §4(j) of the Disclosure Schedule, there are no pending or threatened audits or examinations by any taxing authority. There are no Liens for Taxes upon the assets of Target or any of its Subsidiaries.

(iii) None of Target and its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. None of Target and its Subsidiaries is a party to, bound by, or has requested, a closing agreement, offer in compromise, private letter ruling, or similar agreement or ruling with or by any taxing authority.

(iv) Each of Target and its Subsidiaries is a party to a Tax sharing agreement, a copy of which has been made available to Buyer (the “Tax Sharing Agreement”). Neither Target nor any of its Subsidiaries has made any net payment to Seller or its Affiliates under the Tax Sharing Agreement between June 30, 2014 and the date of this Agreement. In conjunction with the Closing, the Tax Sharing Agreement shall be terminated as to Target and its Subsidiaries as of the Closing Date and they shall have no further rights or liabilities thereunder after such date.

(v) None of Target and its Subsidiaries has been a member of an affiliated, combined, consolidated or unitary group for Tax purposes (except the group of which Seller is the parent). None of Target and its Subsidiaries has any liability for Taxes of any Person as a transferee or successor, by contract, or otherwise. None of Target and its Subsidiaries is required to, or has taken any action that could, defer a liability for Taxes of Target or one of its Subsidiaries from any taxable period (or portion thereof) ending on or before the Closing Date to any taxable period (or portion thereof) beginning after the Closing Date.

(vi) None of Target and its Subsidiaries is a party to any contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G of the Code or would constitute compensation in excess of the limitation set forth in Section 162(m) of the Code. Each “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) of Target and its Subsidiaries has been operated and administered in compliance with Section 409A of the Code and, if any amendments were reasonably necessary, has been timely amended to comply with Section 409A of the Code. None of Target and its Subsidiaries is, or has been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(vii) Except as set forth on §4(j)(i)(5) of the Disclosure Schedule, the amount of each of Target and its Subsidiaries’ liability for Taxes for all periods ending on or before the Most Recent Fiscal Quarter End does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements, other than a necessary true-up of the accrual to actual for the year ended December 31, 2013 and the Most Recent Fiscal Quarter End. Except to the extent directly related to the Financial Statement Exclusions since the Most Recent Fiscal Quarter End, neither Target nor any of its Subsidiaries has engaged in any transaction or taken any other action, other than in the Ordinary Course of Business, that would affect such accruals for Taxes.

(viii) Seller has provided to Buyer a balance sheet, calculated on a Tax basis as was used in determining the deferred income tax amounts under SSAP 101 and GAAP, for Target and each of its Subsidiaries, as of December 31, 2013. The adjusted Tax basis of the assets reflected on the balance sheet is true and correct for federal Income Tax purposes as of the date of such balance sheet, except for any true-ups of the accrual at December 31, 2013 to actual 2013 federal Income Tax Return and without regard to basis differences related to investments in Subsidiaries.

(k) Real Property.

(i) None of Target and its Subsidiaries owns any Real Property.

(ii) §4(k)(ii) of the Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such parcel of Leased Real Property. Seller has delivered to Buyer a true and complete copy of each such Lease document. None of Target or its Subsidiaries (i) owes any brokerage commissions or finders’ fees with respect to any Lease, (ii) has subleased, licensed or otherwise granted any Person the right to use or occupy any Lease or any material portion thereof or (iii) is in default under or in breach of any Lease in any material respect.

(l) Intellectual Property. §4(l) of the Disclosure Schedule identifies (i) each patent application or trademark registration made by Target or any of its Subsidiaries with respect to any of its Intellectual Property and (ii) all material software owned or licensed by any of Target and its Subsidiaries. Except as set forth on §4(l) of the Disclosure Schedule, Target and its Subsidiaries have the valid right to use all Intellectual Property used in or necessary for the conduct of their businesses, in each case, free and clear of Liens. To the Knowledge of Seller, the conduct of the businesses of Target and its Subsidiaries as currently and formerly conducted has not infringed, misappropriated, diluted or otherwise violated, and does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property or other rights of any Person. To the Knowledge of Seller, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Intellectual Property of Target or any of its Subsidiaries. Except as set forth in §4(l) of the Disclosure Schedule, none of Seller, Target or any of their respective Affiliates has any obligation to provide any compensation to any Person for the use of any Intellectual Property that is used in the business of Target and its Subsidiaries as conducted as of the date hereof (excluding any commercially available, off-the-shelf software product that is licensed under a “click wrap,” “shrink wrap”, volume or similar license agreement for aggregate (x) one-time license fees of less than $10,000 per authorized installation or concurrent user or (y) annual license fees of less than $1,000 per authorized installation or concurrent user). Each of Target and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of its material trade secrets.

(m) Contracts. §4(m) of the Disclosure Schedule lists all written contracts and agreements to which Target or any of its Subsidiaries is a party that: (i) involve pecuniary payment(s) or other consideration to or from Target or any of its Subsidiaries in excess of US $500,000 during any future period of one year or less or (ii) are Material Contracts. Seller has provided to Buyer a correct and complete copy of each such contract and agreement (as amended to date) required to be listed in §4(m) of the Disclosure Schedule and, to the Knowledge of Seller, each such contract and agreement is valid and binding on the parties thereto in accordance with its terms and is in full force and effect. Except as disclosed in §4(m) of the Disclosure Schedule, none of Target, any of its Subsidiaries, or, to the Knowledge of Seller, any other party to any such contract or agreement is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any such contract or agreement, and no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any such contract or agreement or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.

(n) Litigation. §4(n) of the Disclosure Schedule sets forth each instance in which Target or any of its Subsidiaries (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to any action, suit, proceeding, hearing, arbitration, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction.

(o) Employee Benefits. §4(o) of the Disclosure Schedule lists all Benefit Plans applicable to employees of Seller who are leased to, or otherwise provide services to, Target or its Subsidiaries. The workers for Target and its Subsidiaries are employees of Seller and are paid through Seller’s payroll and provided employee benefits through and under the Seller’s Benefit Plans. None of Target or its Subsidiaries has any direct employees.

(p) Environmental, Health, and Safety Matters.

(i) To the Knowledge of Seller, each of Target and its Subsidiaries are in compliance with Environmental, Health, and Safety Requirements, except for such noncompliance as would not have a Material Adverse Effect.

(ii) To the Knowledge of Seller, none of Target and its Subsidiaries have received any written notice, report or other information regarding any actual or alleged material violation of Environmental, Health, and Safety Requirements, or any material liabilities or potential material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to Target or its Subsidiaries or their facilities arising under Environmental, Health, and Safety Requirements, the subject of which would have a Material Adverse Effect.

(q) Additional Insurance Representations. The representations and warranties included under the heading “Insurance Matters” on Annex IV attached hereto are incorporated by reference into this §4(q).

(r) Additional Affiliate Representations. The representations and warranties included under the heading “Affiliate Arrangements and Intercompany Accounts” on Annex IV attached hereto are incorporated by reference into this §4(r).

(s) Privacy. Target and its Subsidiaries have implemented and followed in all material respects security programs and policies containing technical and organizational measures to protect and safeguard Personal Data in a commercially reasonable manner and as required by applicable Law, including the security, confidentiality and integrity of transactions executed through their computer systems, including encryption and/or other security protocols and techniques when appropriate. None of Target or its Subsidiaries has (i) to Seller’s Knowledge, suffered a security breach with respect to its Personal Data or systems or (ii) notified customers or employees of any information security breach.

(t) Disclaimer of other Representations or Warranties. Except as expressly set forth in this Agreement (including the Annexes hereto), Seller makes no representation or warranty in respect of Target, its Subsidiaries, or any of their respective businesses, assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, nor in respect of this Agreement or the transactions contemplated hereby and any such other representations or warranties are hereby expressly disclaimed.

5. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

(a) General. Each of the Parties will use commercially reasonable efforts to take such actions and to do such things reasonably necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in §7 below).

(b) Notices and Consents. Each of the Parties will (and Seller will cause each of Target and each Target Subsidiary to) give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents, and approvals of Governmental Authorities in connection with the matters referred to in §3(a)(ii), §3(b)(ii) and §4(c) above. Without limiting the generality of the foregoing, each of the Parties will (and Seller will cause each of Target and Target’s Subsidiaries to) (i) make any filings that they may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act or other antitrust laws, use commercially reasonable efforts to obtain (and Seller will cause each of Target and Target’s

Subsidiaries to use commercially reasonable efforts to obtain) a waiver from the applicable waiting period, and make (and Seller will cause each of Target and Target’s Subsidiaries to make) any further filings pursuant thereto that may be reasonably necessary in connection therewith; and (ii) file any required forms, filings or reports that they may be required to file to obtain the DOI Approvals and use commercially reasonable efforts to obtain the DOI Approvals. The initial filing with respect to each Form A approval required from any Governmental Authority shall be made promptly (and in any event no later than September 12, 2014). Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this §5, each of Seller, Target and Buyer shall cooperate with each other and use, and shall cause their respective Affiliates to use, their respective commercially reasonable efforts to promptly provide to a Governmental Authority non-privileged information, documents or testimony requested by such Governmental Authority that are required in order to permit consummation of the transactions contemplated by this Agreement. Subject to applicable Laws relating to the sharing of information, each of Seller, Target and Buyer shall, to the extent reasonably practicable, promptly notify each other of any communication it receives from any Governmental Authority, permit the other party to review in advance any proposed communication by such party to any Governmental Authority and provide each other with copies of all correspondence, filings or communications between such party or any of its representatives, on the one hand, and any Governmental Authority or members of the staff of any Governmental Authority, on the other hand, in each case to the extent relating to the matters that are the subject of this Agreement; provided, however, that nothing in §5(a) and §5(b) shall require either Seller or Buyer to provide or cause to be provided to the other confidential information submitted to any Governmental Authority or the portions of notices or other communications received from or with Governmental Authority relating or referring to confidential information. To the extent reasonably practicable, Buyer shall not agree to participate in any meeting with any Governmental Authority, or submit any request to engage in any discussions with a Governmental Authority with respect to holding or participating in any meeting with such Governmental Authority, in each case relating to the matters that are the subject of this Agreement unless it consults with Seller and Target in advance and, to the extent permitted by such Governmental Authority, gives Seller and Target the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, Seller, Target and Buyer shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing (including in seeking early termination of any applicable waiting periods under the Hart-Scott-Rodino Act); provided, however, that the foregoing shall not require Seller, Target, any Target Subsidiary, Buyer or any of their respective Affiliates (i) to disclose any information that in the reasonable judgment of Seller, Target, such Target Subsidiary, Buyer or any of their respective Affiliates (as the case may be) would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality or (ii) to disclose any privileged information or confidential competitive information of Seller, Target, any Target Subsidiary, Buyer or any of their respective Affiliates. Neither Party shall be required to comply with any provision of §5(a) and §5(b) to the extent that such compliance would be prohibited by applicable Laws. Notwithstanding anything to the contrary set forth in §5(a) and §5(b), or any other section of this Agreement, none of Seller, Buyer or any of their respective Affiliates shall be required to, and Target and its Subsidiaries may not, without the prior written consent of

Buyer, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order (i) to sell, license, assign, transfer, divest, hold separate or otherwise dispose of any material assets, business or portion of a business of any of Seller, Target, Buyer, or any of their respective Subsidiaries or Affiliates, or (ii) which imposes any material restriction, requirement or limitation on the operation of the business or portion of the business of Seller, Target, Buyer or any of their respective Subsidiaries or Affiliates.

(c) Operation of Business. Except with Buyer’s prior written consent, Seller will not (i) cause or permit Target or any of Target’s Subsidiaries to engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business; or (ii) take, and will cause Target and its Subsidiaries not to take, any action that is listed on Annex V attached hereto (provided that with respect to paragraphs 6, 9, 10, 11, 13, 14, 18 and 20 of Annex V, Buyer’s consent shall not be unreasonably withheld).

(d) Full Access. Seller will permit, and Seller will cause each of Target and Target’s Subsidiaries to permit, representatives of Buyer (including legal counsel and accountants), upon reasonable prior notice, to have full access at reasonable times, and in a manner that does not materially interfere with the normal business operations of Target or its Subsidiaries, to all premises, properties, key personnel, books, records (including Tax records), contracts, and documents of or pertaining to each of Target and Target’s Subsidiaries. Buyer will hold any confidential information it receives from any of Seller, Target, and Target’s Subsidiaries in the course of the reviews contemplated by this §5(d) subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary contained herein, Seller and Target shall not be required prior to the Closing to disclose, or cause its Affiliates or its or its Affiliates’ respective representatives prior to the Closing to disclose, to Buyer or any of its Affiliates or any of their respective representatives (or provide access to any offices, properties, books or records of Target or any of its Affiliates that could result in the disclosure to such Persons or others of) any information that is subject to attorney-client privilege.

(e) Notice of Developments.

(i) Seller shall give prompt written notice to Buyer of any development that has resulted in or could reasonably be expected to result in a breach of any of the representations and warranties in §4 above.

(ii) Each Party shall give prompt written notice to the other of any development that has resulted in or could reasonably be expected to result in a breach of any of its own representations and warranties in §3 above.

(iii) No disclosure by either Party pursuant to §5(e)(i) or (ii), however, shall be deemed to amend or supplement Annex I, Annex II, or the Disclosure Schedule or to prevent or cure any misrepresentation or breach of warranty.

(f) Exclusivity. Seller will not (and Seller will not cause or permit Target or any of its Subsidiaries to) directly or indirectly solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or substantially all of the capital stock or assets of Target or any of its Subsidiaries (including any acquisition structured as a merger, consolidation, share exchange or loss portfolio transfer).

(g) Intercompany Agreements and Accounts. Except as otherwise contemplated by this Agreement, prior to Closing, Seller shall, and shall cause its Affiliates to, (i) obtain all required regulatory approvals to terminate all Intercompany Agreements and settle all Intercompany Accounts effective immediately prior to the Closing, (ii) terminate all Intercompany Agreements without any further liability to or obligation of Target or any of its Subsidiaries thereunder, effective immediately prior to the Closing, and (iii) settle, discharge, pay, terminate and extinguish in full all Intercompany Accounts, effective immediately prior to the Closing. Prior to the Closing, all amounts paid by Target or its Subsidiaries, on the one hand, to Seller or any of its Affiliates, on the other hand, pursuant to any Intercompany Agreement shall be determined in an amount consistent with past practice and shall not exceed $2,900,000 per month on average for the month of July 2014 through the month immediately preceding the month in which the Closing occurs. The amount to be paid by Target and its Subsidiaries to Seller or any of its Affiliates pursuant to any Intercompany Agreement with respect to the month in which the Closing occurs shall be estimated by Seller in good faith in a manner consistent with past practice to the extent practical and shall not exceed an amount equal to $2,900,000 multiplied by the number of days elapsed in the month in which the Closing occurs and divided by the total number of days in such month. Seller shall provide Buyer with a schedule (in the same format as submitted in relation to Annex IV(m)) setting forth the payments to be made pursuant to each Intercompany Agreement at least five Business Days prior to any such payments being made and shall promptly respond to any reasonable questions Buyer may have with respect to any such schedule. Notwithstanding the foregoing, (A) all payments to be made by Target or any of its Subsidiaries to Seller or any of its Affiliates with respect to any Taxes shall be made solely in accordance with §10(c) below, and (B) all payments to be made by Seller, Target or any of their Affiliates under the Seller Reinsurance Agreements shall be made in accordance with the terms of such agreements or the Commutation Agreement. None of Target or its Subsidiaries shall owe any release, termination or other non-ordinary course fee or payment to Seller or any of its Affiliates in connection with the settlement, discharge, payment, termination or extinguishment of all Intercompany Agreements and Intercompany Accounts at or prior to the Closing.

(h) Collateral Asset Substitution. On or before the Closing Date, Seller shall complete the Collateral Asset substitution described in Exhibit D, including retention of any rights related to pursuit or prosecution of any litigation rights related to the substituted collateral assets as contemplated by §6(b)(i).

(i) Asset Contribution. Prior to the Closing, Seller shall, and shall cause each of its Affiliates (other than Target and its Subsidiaries) to, contribute to Target free and clear of all Liens and for no consideration any and all tangible personal property owned by Seller or such Affiliates that are primarily used in the business of Target or any of its Subsidiaries. Such assets shall include all furniture, computers, office equipment, supplies, telephones and other tangible personal property primarily used by any individual currently employed by Seller or one of its Affiliates who primarily performs services on behalf of Target or one of its Subsidiaries and who

Buyer intends to hire following the Closing, excluding cell phones or cell phone plans. Buyer and Seller shall cooperate in good faith to determine the specific assets to be contributed to Target prior the Closing pursuant to this §5(i). Buyer shall have the right to reject any such tangible personal property that it does not wish to acquire as part of the transactions contemplated by this Agreement.

6. Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing.

(a) General. In case at any time after the Closing any further action is reasonably necessary to carry out the purposes of this Agreement, each of the Parties will use commercially reasonable efforts to take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under §8 below).

(b) Collateral Asset Related Litigation.

(i) Seller shall retain all rights of Target and its Subsidiaries to file, commence, prosecute, pursue, settle or defend any pending or proposed action, suit, proceeding, charge, complaint, claim, or demand expressly set forth in schedule attached as Exhibit E (each such matter, a “Litigation Proceeding”). In the event and for so long as Target or any of its Subsidiaries is prosecuting, pursuing or defending against such Litigation Proceedings, such Litigation Proceeding shall be deemed for purposes of this Agreement to be Third Party Claims for which Seller, as Indemnifying Party, has elected to assume the prosecution and/or defense (including the filing or commencement) of a Litigation Proceeding, and Buyer shall retain all rights with respect thereto as the Indemnified Party, in each case as set forth in §8(d) hereof. Buyer shall cause the employees of Target and its Subsidiaries who prior to the Closing were employees of Seller to act at the reasonable direction and expense of Seller should Seller desire to commence, prosecute, counterclaim or otherwise pursue any Litigation Proceeding. Such direction shall not unreasonably interfere with the performance by such employees of their job function for Target or its Subsidiaries. Seller shall provide Buyer with notice regarding any material developments regarding any Litigation Proceeding. Seller shall be solely entitled to any and all recoveries, including insurance proceeds, associated with any Litigation Proceeding. Seller shall (i) be solely responsible for all out-of-pocket fees, expenses and Adverse Consequences incurred by Target or any of its Subsidiaries after June 30, 2014 and prior to the Closing with respect to any Litigation Proceeding, and shall reimburse Target and its Subsidiaries for any such amounts prior to the Closing, (ii) be solely responsible for the payment of all reasonable out-of-pocket fees and expenses incurred by Buyer or its Affiliates (including Target and its Subsidiaries) after the Closing arising with respect to any Litigation Proceeding, and (iii) indemnify, defend and hold harmless Buyer and its Affiliates (including Target and its Subsidiaries) as set forth in §8(b)(iv).

(ii) Buyer shall have an obligation to cooperate with Seller and its counsel in the filing of a Litigation Proceeding after the Closing on Seller’s behalf, and in defense or contest of any Litigation Proceeding involving in any way the Target, make available its personnel, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with the filing, defense or contest, all at the sole cost of Seller.

(iii) The attorney-client privilege, attorney work product protection, and expectation of client confidence arising from legal counsel’s representation of Target or any of its Subsidiaries prior to the Closing Date of the Agreement concerning any subject matter with respect to any Litigation Proceeding (and all information and documents covered by such privilege or protection) shall belong to and be controlled by Seller and waived only by Seller, and not Target, and shall not pass to or be claimed or used by Buyer or Target.

(iv) In the event that a dispute arises between Buyer or Target and a third party (other than Seller) relating to any Litigation Proceeding, Buyer shall assert the attorney-client privilege and attorney work product protection as appropriate on behalf of Seller to prevent disclosure of privileged or protected materials to such third party; provided, however, that such privilege or protection may be waived only with the prior written consent of Seller.

(c) Transition. For a period of up to one year from and after the Closing Date, Seller shall provide the transitions services in accordance with the terms of the Transition Services Agreement, the form of which is attached as Exhibit C. Seller and Buyer shall negotiate in good faith prior to the Closing Date to define the specific transition services to be provided after the Closing Date that are consistent with the services historically provided by Seller and its Affiliates to Target and its Subsidiaries, it being understood that Buyer shall not be required to receive any transition service it does not wish to receive, and any payment to Seller in exchange for providing any transition service shall be limited to the actual cost to Seller of providing such service.

(d) Covenant Not to Compete; Confidentiality. For a period of one year from and after the Closing Date, Seller will not, and will cause its Affiliates not to, provide or offer to provide to any Person that is a policy holder or customer of Target or any of its Subsidiaries as of the Closing Date any product or service that is competitive with a product or service such Person was obtaining from Target or any of its Subsidiaries on the Closing Date. For a period of three (3) years from and after the Closing, Seller shall, and shall cause its Affiliates to, hold in confidence any and all information, whether written or oral, concerning Target or its Subsidiaries, except to the extent that Seller can show that such information (i) is generally available to and known by the public through no fault of Seller, any of its Affiliates or their respective representatives; or (ii) is lawfully acquired by Seller or any of its Affiliates from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

(e) Change of Name. Promptly following the Closing (and in any event no later than five (5) days thereafter), Buyer shall (i) cause to be filed with the South Carolina Secretary of State an amendment to the constituent documents of Target and Target’s South Carolina domiciled Subsidiaries, so as to change Target and such Target Subsidiaries’ names to remove “Companion” therefrom and (ii) immediately cease using such name except as permitted by the Transition Services Agreement and as set forth in this Agreement. Promptly following the

Closing (and in any event no later than ninety (90) days thereafter), Buyer shall (i) cause to be filed with the appropriate Governmental Authorities an amendment to the constituent documents of Target’s Subsidiaries domiciled other than in the State of South Carolina, so as to change such Target Subsidiaries’ names to remove “Companion” therefrom and (ii) immediately cease using such name except as permitted by the Transition Services Agreement and as set forth in this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, Target and its Subsidiaries shall be permitted to continue to use and reflect “Companion” on all historic policy forms and historic books and records of Target and its Subsidiaries.

(f) Books and Records. Seller and its Affiliates shall have the right to retain copies of all books, data, files, information and records in any media (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters) of each of Target and the Target Subsidiaries and their respective businesses relating to periods ending on or prior to the Closing Date (i) as required by any legal or regulatory authority, including any applicable Law or regulatory request or (ii) as may be necessary for Seller and its Affiliates to perform their respective obligations pursuant to this Agreement, in each case subject to compliance with all applicable privacy Laws. From and after the Closing Date, with respect to all original books, data, files, information and records of each of Target and the Target Subsidiaries existing as of the Closing Date, Buyer shall, and shall cause each of Target and the Target Subsidiaries to, (A) comply in all material respects with all applicable Laws relating to the preservation and retention of records, (B) apply preservation and retention policies that are no less stringent than those generally applied by Buyer and (C) for at least six (6) years after the Closing Date or, if notice of an extension is received from Seller, until the expiration of the applicable statute of limitations for Tax purposes, whichever is later, preserve and retain all such original books, data, files, information and records.

(g) Reimbursement of Severance Payments. Promptly after Closing Buyer shall reimburse Seller for the severance payments set forth in Exhibit F.

7. Conditions to Obligation to Close.

(a) Conditions to Buyer’s Obligation. Buyer’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) (x) the representation and warranties set forth in §3(a)(i), (ii), (vi) and (vii) and in §4(a), 4(b), 4(d), 4(e), and 4(f) (collectively, the “Seller Fundamental Representations”) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date and (y) each other representation and warranty contained in §3(a) and §4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect,” “Material Adverse Change,” or words to similar effect set forth therein) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (y), where the failure of such representation and warranty to be so true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect,” “Material Adverse Change,” or words to similar effect set forth therein) has not had, and would not reasonably be expected to have, individually and not in the aggregate, a Material Adverse Effect;

(ii) Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

(iv) Seller shall have delivered to Buyer a certificate to the effect that each of the conditions specified in §7(a)(i)-(iii) above is satisfied in all respects;

(v) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the Parties, Target, and Target’s Subsidiaries shall have received all other authorizations, consents, and approvals of Governmental Authorities referred to in §3(a)(ii), §3(b)(ii), and §4(c) above;

(vi) Seller and Target shall have executed and delivered to Buyer a Commutation Agreement, in the form attached as Exhibit A;

(vii) Seller shall have executed and delivered to Buyer the Transition Services Agreement in the form attached as Exhibit C;

(viii) Seller shall have delivered to Buyer a good standing certificate (or its equivalent) for each of Target and its Subsidiaries from the secretary of state or similar Governmental Authority of the jurisdiction in which such entities are organized and a certificate of compliance or good standing or a similar certificate for Target and each of its Subsidiaries from the applicable insurance regulatory authority thereof, each as of a date no more than five (5) Business Days prior to the Closing Date; and

(ix) Seller shall have delivered to Buyer a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Seller is not a foreign person within the meaning of Section 1445 of the Code.

(b) Conditions to Seller’s Obligation. Seller’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) the representations and warranties set forth in §3(b) above shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect,” “Material Adverse Change,” or words to similar effect set forth therein) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except where the failure of such representation and warranty to be so true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect,” “Material Adverse Change,” or words to similar effect set forth therein) has not had, and would not reasonably be expected to have, individually and not in the aggregate, a Material Adverse Effect;

(ii) Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

(iv) Buyer shall have delivered to Seller a certificate to the effect that each of the conditions specified in §7(b)(i)-(iii) above is satisfied in all respects; and

(v) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the Parties, Target, and Target’s Subsidiaries shall have received all authorizations, consents, and approvals of Governmental Authorities referred to in §3(a)(ii), §3(b)(ii), and §4(c) above.

(c) Conditions to Each Party’s Obligation. All actions to be taken by each Party in connection with consummation of the transactions contemplated hereby and all certificates and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the other Party.

8. Remedies for Breaches of This Agreement.

(a) Survival of Representations, Warranties and Covenants. Seller’s representations and warranties set forth in §4(j) and 4(p) above shall survive the Closing and continue in full force and effect for the period permitted by the applicable statute of limitations plus sixty (60) days. The Seller Fundamental Representations shall survive the Closing and continue in full force and effect for a period of three years thereafter. All other representations and warranties of the Parties set forth in §3 and §4 above shall survive the Closing hereunder and continue in full force and effect for a period of eighteen months thereafter. Except as otherwise expressly provided therein, each Party’s covenants under this Agreement shall survive the Closing hereunder and continue in full force and effect for a period of eighteen months thereafter. No Party shall have any liability with respect to claims first asserted in connection with any representation, warranty or covenant after the applicable survival period specified therefor in this §8(a); provided, however, that if a claim for indemnification has been asserted pursuant to §8(b) or §8(c) in accordance with the notice provisions of this §8 prior to the termination of the applicable survival period, but is unresolved at the conclusion of such period, then such obligations to indemnify and hold harmless shall continue beyond the termination of such period with respect to such unresolved claim.

(b) Indemnification Provisions for Buyer’s Benefit.

(i) Except as provided in clause (ii) of this §8(b), in the event of any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement, and if Buyer makes a written claim for indemnification against Seller within the applicable survival period pursuant to §8(a) above, then Seller shall indemnify, defend and hold harmless Buyer and its Affiliates (including Target and its Subsidiaries) from and against any Adverse Consequences Buyer and its Affiliates (including Target and its Subsidiaries) shall suffer based upon, arising out of, with respect to or by reason of such inaccuracy or breach subject to the following limitations: (A) except in the case of Seller’s fraud, Seller shall not have any obligation to indemnify Buyer or its Affiliates from and against any Adverse Consequences caused by the inaccuracy in or breach of any representation or warranty of Seller until Buyer and its Affiliates have suffered Adverse Consequences by reason of all such inaccuracies and breaches in excess of $1,750,000, after which point Seller will be obligated only to indemnify Buyer and its Affiliates from and against Adverse Consequences in excess of such amount; and (B) except in the case of Seller’s fraud, under no circumstances shall Seller’s total indemnification obligation in respect of all such inaccuracies and breaches in the aggregate exceed an amount equal to twelve and one-half percent (12.5%) of the Purchase Price. In the case of Seller’s fraud, under no circumstances shall Seller’s total indemnification obligation in respect of all such inaccuracies and breaches in the aggregate exceed an amount equal to the Purchase Price.

(ii) In the event of any inaccuracy in or breach of any of Seller’s representations and warranties set forth in §4(j), 4(p) or Seller Fundamental Representations, and if Buyer makes a written claim for indemnification against Seller, then Seller shall indemnify, defend and hold harmless Buyer and its Affiliates from and against the entirety of any Adverse Consequences Buyer and its Affiliates shall suffer based upon, arising out of, with respect to or by reason of such inaccuracy or breach; provided, however, except in the case of Seller’s fraud, under no circumstances shall Seller’s total indemnification obligation in respect of such inaccuracy or breach and all other inaccuracies and breaches of Seller’s representations and warranties in the aggregate exceed an amount equal to the Purchase Price.

(iii) For purposes of this §8(b), any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect, Material Adverse Change or other similar qualification contained in or otherwise applicable to any representation or warranty.

(iv) Seller shall indemnify, defend and hold harmless Buyer and its Affiliates (including Target and its Subsidiaries) from and against any Adverse Consequences Buyer and its Affiliates (including Target and its Subsidiaries) shall suffer based upon, arising out of, with respect to or by reason of: (A) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement (provided, however, Seller’s total indemnification obligation in respect of all such breaches or non-fulfillments in the aggregate shall not exceed an amount equal to the Purchase Price); (B) any Tax owed by Target or any of its Subsidiaries for any period prior to the Closing Date as contemplated by §10(c) below; (C) any liability or obligation owed to any employee or former employee of Seller, Target or any of their Subsidiaries or Affiliates with respect to any period prior to the Closing Date, including any liability or obligation under any Benefit Plan; (D) any liability, obligation or Tax imposed on or assessed against Target or any of its Subsidiaries under the Code or ERISA (regardless of the time period to which such liability, obligation or Tax relates) as a result of Target’s or any such Subsidiaries status as a member of Seller’s controlled group of corporations (as defined in Sections 414(b) of the Code and 4001(a)(14)(A) of ERISA) prior to the Closing; (E) any Litigation Proceeding; (F) the Sale and Purchase Agreement dated as of June 11, 2014 between AmFed Holding Company, LLC and Target and the transactions contemplated thereby; (G) the removal or diversion of any assets from any trust, custodial, segregated or other account in which Freestone or any liquidator, receiver or other successor to Freestone has a residual interest; and (H) any additional matter set forth on Annex VI hereto.

(c) Indemnification Provisions for Seller’s Benefit. In the event of any inaccuracy in or breach of any of the representations, warranties, and covenants of Buyer contained herein, and if Seller makes a written claim for indemnification against Buyer within the applicable survival period pursuant to §8(a) above, then Buyer shall indemnify Seller from and against any Adverse Consequences Seller shall suffer based upon, arising out of, with respect to or by reason of such inaccuracy or breach; subject to the following limitations: (i) except in the case of Buyer’s fraud, Buyer shall not have any obligation to indemnify Seller from and against any Adverse Consequences caused by the inaccuracy in or breach of any representation or warranty of Buyer until Seller has suffered Adverse Consequences by reason of all such inaccuracies and breaches in excess of $1,750,000, after which point Buyer will be obligated only to indemnify Seller from and against Adverse Consequences in excess of such amount, (ii) except in the case of Buyer’s fraud, under no circumstances shall Buyer’s total indemnification obligation in respect of all such inaccuracies and breaches in the aggregate exceed an amount equal to twelve and one-half percent (12.5%) of the Purchase Price, (iii) Buyer’s total indemnification obligation in respect of any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement shall not exceed an amount equal to the Purchase Price, and (iv) in the case of Buyer’s fraud, under no circumstances shall Buyer’s total indemnification obligation exceed an amount equal to the Purchase Price. For purposes of this §8(c), any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect, Material Adverse Change or other similar qualification contained in or otherwise applicable to any representation or warranty.

(d) Matters Involving Third Parties.

(i) If any third party shall notify either Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the other Party (the “Indemnifying Party”) under this §8, then the Indemnified Party shall promptly (and in any event within twenty (20) Business Days after receiving notice of the Third Party Claim) notify the Indemnifying Party thereof in writing. The failure to give such prompt notice shall not relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights and defenses by reason of such failure.

(ii) The Indemnifying Party will have the right at any time to assume and thereafter conduct the defense (including settlement) of the Third Party Claim with counsel of his or its choice; provided, however, that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld) unless the judgment or proposed settlement involves only the payment of money damages fully indemnified hereunder and does not impose an injunction or other equitable relief upon the Indemnified Party.

(iii) Unless and until an Indemnifying Party assumes the defense of the Third Party Claim as provided in §8(d)(ii) above, however, the Indemnified Party may defend against the Third Party Claim in any manner the Indemnified Party reasonably deems appropriate.

(iv) In no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party which consent will not be unreasonably withheld.

(v) This §8(d) shall not apply to any Third Party Claim with respect to Taxes, which shall be governed by §10(c).

(e) Determination of Adverse Consequences. All indemnification payments under this §8 shall be paid by the Indemnifying Party net of any insurance coverage that may be available to the Indemnified Party and shall be adjusted to take into account the time cost of money (using the Applicable Rate as the discount rate). All indemnification payments under this §8 shall be deemed adjustments to the Purchase Price.

(f) Exclusive Remedy. Subject to §10(k), and except for claims arising from fraud or willful misconduct, Buyer and Seller acknowledge and agree that the foregoing indemnification provisions in this §8 shall be the exclusive remedy of Buyer and Seller with respect to the transactions contemplated by this Agreement.

(g) Indemnified Party’s Prior Knowledge. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party, or by reason of the fact that the Indemnified Party knew or should have known that any such representation, warranty or covenant is, was or might be inaccurate or breached or by reason of the Indemnified Party’s waiver of any closing condition, as the case may be.

9. Termination.

(a) Termination of Agreement. The Parties may terminate this Agreement as provided below:

(i) Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

(ii) Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing in the event (A) Seller has within the then previous ten (10) Business Days given Buyer any notice pursuant to §5(e)(i) or (ii) above and (B) the development that is the subject of the notice has had or would reasonably be expected to have a Material Adverse Effect that cannot be cured before the Closing Date;

(iii) Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (A) in the event Seller has breached any representation, warranty, or covenant contained in this Agreement in a manner that would result in or would reasonably be expected to result in the failure to satisfy any condition specified in §7(a) above, Buyer has notified Seller of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach or (B) if the Closing shall not have occurred on or before the End Date, by reason of the failure to satisfy any condition precedent under §7(a) above (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement); and

(iv) Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (A) in the event Buyer has breached any representation, warranty, or covenant contained in this Agreement in a manner that would result in or would reasonably be expected to result in the failure to satisfy any condition specified in §7(b) above, Seller has notified Buyer of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach or (B) if the Closing shall not have occurred on or before the End Date, by reason of the failure to satisfy any condition precedent under §7(b) above (unless the failure results primarily from Seller breaching any representation, warranty, or covenant contained in this Agreement).

(b) Effect of Termination. If either Party terminates this Agreement pursuant to §9(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of either Party to the other Party (except for any liability of a Party then in breach).

10. Miscellaneous.

(a) Press Releases and Public Announcements. Neither Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Party; provided, however, that either Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Party prior to making the disclosure).

(b) No Third-Party Beneficiaries. Except as contemplated by §8 above, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(c) Tax Matters.

(i) Seller shall prepare and file or cause to be prepared and filed all Tax Returns of or with respect to Target and its Subsidiaries that (A) are required to be filed on or before the Closing Date, or (B) are required to be filed after the Closing Date with respect to any taxable period (or portion thereof) ending on or before the Closing Date and shall control any audits or proceedings with respect to such Tax Returns. Buyer shall prepare all Tax Returns of or with respect to Target and its Subsidiaries that are required to be filed after the Closing Date with respect to any taxable period (or portion thereof) beginning on or before and ending after the Closing Date and shall control any audits or proceedings with respect to such Tax Returns. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and shall be submitted by Seller or Buyer to the other Party, as applicable (together with schedules, statements and, to the extent requested by the other Party, supporting documentation) at least thirty (30) days prior to the due date (including extensions) of such Tax Return. The filing Party shall consider in good faith any comments or objections of the other Party that are delivered in writing to such filing Party with ten (10) days of delivery of such Tax Return. Seller and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return or in connection with any audit or other proceeding in respect of Taxes of Target or any of its Subsidiaries.

(ii) Seller shall be responsible for payment of, and indemnification with respect to, all Taxes attributable to taxable periods (or portions thereof) ending on or before the Closing Date. Seller shall pay such amounts to Buyer at least five (5) days prior to the due date for payment of such Taxes and Seller’s indemnification obligations described in the previous sentence shall survive until sixty (60) days after any applicable statute of limitations. In the case of Taxes that are payable with respect to a taxable period that begins on or before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as attributable to the portion of such period that ends on the Closing Date shall be determined on a “closing of the books” basis, provided, however, that Taxes imposed on a periodic basis (e.g., property taxes) shall be apportioned between the two portions of the taxable period on a daily basis. There shall be no Straddle Period for Income Tax purposes. If the Closing Date is not at month end, Seller and Buyer shall include Target and its Subsidiaries income statement results in its Income Tax filing for each full month that such party owns Target and its Subsidiaries. In the Closing month, Seller and Buyer shall include Target and its Subsidiaries income statement results in its Income Tax filing using a pro-rata allocation of the full month income statement results based on the number of days in the month through the Closing Date to the total days in the month for Seller’s Income Tax filings and based on the number of days in the month post the Closing Date to the total days in the month for Buyer’s Income Tax filings.

(iii) Seller shall cause Target and its Subsidiaries not to make any payment under any tax sharing or similar agreement to which Target or any of its Subsidiaries is a party or otherwise bound between the date of this Agreement and the Closing without the prior written consent of Buyer, which shall not be withheld if such proposed payment is in the Ordinary Course of Business and consistent with the principles of the Tax Sharing Agreement.

(iv) For purposes of the final settlement of Income Taxes for the short period Income Tax Returns ending on the Closing Date, Seller shall prepare an estimate of the Income Taxes for the 2014 year through the Closing Date based on the total income statement results of Target and its Subsidiaries for all full months of its ownership in Target and Subsidiaries plus an estimate of the prorata share of the amount of income for the full month of the Closing Date allocated based on the number of days in the month through the Closing Date to the total number of days in the Closing month, and shall furnish such estimate and the computation thereof to the Buyer for its review and approval, which shall not be withheld if such proposed payment is in the Ordinary Course of Business and consistent with the principles of the Tax Sharing Agreement. The total estimated final Income Tax amount as calculated by Seller consistently with the principles of the Tax Sharing Agreement, and as reviewed and approved by Buyer, will be settled with Target and its Subsidiaries as part of the final settlements on the Closing Date. No further settlements with respect to Income Taxes will be made between Seller, Buyer, and Target and its Subsidiaries after the Closing.

(d) Code §338 Election. None of Buyer, Target, nor any of their Affiliates shall make any election under Code §338 with respect to the transactions contemplated by this Agreement.

(e) Asset Basis Step-Down. Prior to the earlier of (i) December 1, 2014 and (ii) receipt of the last DOI Approval, Seller shall prepare and deliver to Buyer a statement setting forth its good faith estimate of the “attribute reduction amount” for Target under Treasury Regulations §1.1502-36(d) as a result of or arising from the transactions contemplated by this Agreement without giving effect to the limitation set forth in this §10(e), together with any supporting documentation and information reasonably requested by Buyer. Seller shall consider in good faith any questions, comments or corrections that Buyer may reasonably raise with respect to such estimate and Seller and Buyer shall, prior to the Closing Date, seek to agree in good faith on any revisions to such estimate that are appropriate in response to Buyer’s questions, comments or corrections. In the event that Seller and Buyer are unable to agree upon the good faith estimate of such attribute reduction amount, they shall mutually engage a national recognized independent auditing firm to resolve any disagreement prior to the Closing Date. The attribute reduction amount agreed to by Seller and Buyer, or determined by such independent auditing firm, shall be the “Estimated Asset Basis Step-Down Amount.” In the event that any of the Target Shares are “loss shares” for purposes of Treasury Regulations §1.1502-36 as of the Closing Date and the “attribute reduction amount” for Target under Treasury Regulations §1.1502-36(d) would otherwise exceed the Asset Basis Step-Down Cap, then Seller shall elect in accordance with Treasury Regulations §1.1502-36(d)(6)(A) to reduce its basis in the Target Shares by such amount as is sufficient to reduce such attribute reduction amount to the Asset Basis Step-Down Cap.

(f) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

(g) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Neither Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder; provided further, however, in any and all events that Buyer shall remain fully responsible for the observance and performance of all of its obligations hereunder.

(h) Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(i) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(j) Notices. All notices, consents, requests, demands, claims or other communications required or permitted hereunder shall be in writing and sent to a Party at its address set forth below by (and only by) a prepaid delivery service of the United States Postal Service, Federal Express, or United Parcel Service that includes a delivery confirmation. A Party may change its address for notices by a notice to the other Party given in accordance with this subsection. All notices, consents or other communications shall be deemed given and received on the date set forth on the delivery confirmation of the applicable delivery service provider. Initially each Party’s notice address is set forth below:

If to Seller:	Copy to:

Blue Cross and Blue Shield	Nexsen Pruet, LLC
of South Carolina	1230 Main St., Suite 700
Attention: General Counsel	Columbia, SC 29201
I-20 at Alpine Road, Mail Code AA270	Attention: Mark Bender
Columbia, SC 29219

If to Buyer:	Copy to:

c/o Enstar Group Limited	Drinker Biddle & Reath LLP
P.O. Box HM 2267	One Logan Square, Suite 2000
Windsor Place, 3rd Floor	Philadelphia, PA 19103-6996
22 Queen Street	Attn: Robert C. Juelke
Hamilton, Bermuda HM JX
Attn: Richard J. Harris

Either Party may change its notice address by notice to the other Parties given in accordance with this section.

(k) Governing Law; Waiver of Jury Trial.

(i) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule of the State of Delaware or any other jurisdiction.

(ii) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY FOR ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BREACH, TERMINATION OR VALIDITY THEREOF OR ANY TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NONE OF THE OTHER PARTIES HERETO NOR ITS REPRESENTATIVES, AGENTS OR ATTORNEYS HAVE REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS §10(j)(ii). ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(l) Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

(m) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller. No waiver by either Party of any provision of this Agreement shall be valid unless made in writing and signed by the waiving Party. A waiver of a particular provision of this Agreement shall not constitute a waiver of any other provision of this Agreement. A waiver of a provision of this Agreement in a particular case shall not extend to any prior or subsequent case involving the same provision.

(n) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(o) Expenses. Each Party will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. Seller shall bear all costs and expenses (including legal fees and expenses) incurred by Target or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, all filing fees under the Hart-Scott-Rodino Act shall be paid by Buyer and all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be paid by Seller when due. Seller shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, the Parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(p) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. “Dollars” or “$” means United States Dollars.

(q) Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(r) Guarantee. Buyer Parent hereby absolutely, unconditionally and irrevocably guarantees, as principal and not as a surety, to Seller (i) the prompt and complete payment in full as and when due and payable by Buyer (and its successors and permitted assigns) of any and all amounts payable by Buyer pursuant to the terms of this Agreement, and (ii) the prompt and complete performance in full by Buyer (and its successors and assigns) of its other obligations under the terms of this Agreement (collectively, the “Guaranteed Obligations”). If for any reason Buyer shall fail or be unable promptly and fully to pay any Guaranteed Obligation as and when the same shall be due and payable hereunder or to perform any Guaranteed Obligation, Buyer Parent shall forthwith pay or cause to be paid such Guaranteed Obligation to Seller or shall forthwith perform or cause to be performed such Guaranteed Obligation, as the case may be. Seller agrees that notwithstanding anything contained herein to the contrary, Buyer Parent shall not be obligated to pay or perform any Guaranteed Obligation hereunder to the extent that Buyer is not required to pay or perform such Guaranteed Obligation as a result of any right or offset, counterclaim or other defense available to Buyer with respect to such Guaranteed Obligation in accordance with the provisions of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the Effective Date.

BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA		SUSSEX HOLDINGS, INC.

By:	/s/ David Pankau	By:	/s/ T. Nichols
Name: David Pankau		Name: T. Nichols
Title: President and Chief Executive Officer		Title: President

The undersigned has executed this Agreement solely for the purpose of making the guarantees set forth in §10(r) hereof.

ENSTAR GROUP LIMITED

By:	/s/ Richard J. Harris
Name: Richard J. Harris
Title: Chief Financial Officer

ANNEX III

MATERIAL CONTRACTS

1.	All contracts that require expenditures by Target or any of its Subsidiaries in excess of $100,000 in any twelve month period;

2.	All contracts that provide for payments to be received by Target or any of its Subsidiaries in excess of $100,000 in any twelve month period;

3.	All contracts relating to indebtedness (including, without limitation, all loans to or by Target or any of its Subsidiaries and all guarantees by Target or any of its Subsidiaries of indebtedness of any Person);

4.	All contracts since July 1, 2011 that relate to the acquisition or disposition of any business, a material amount of stock or assets or any real property (whether by merger, sale of stock, sale of assets, loss portfolio transfer, lease or otherwise);

5.	All contracts that grant a right of first refusal or first offer or similar right or restricts or limits or purport to restrict or limit the ability of Target, any of its Subsidiaries or any of their respective Affiliates to freely engage in any business or compete in any line of business or with any Person or in any geographic area or during any period of time;

6.	All Leases;

7.	All contracts that pertain to the material Intellectual Property used in the conduct of the businesses of Target and its Subsidiaries, exclusive of commercial off-the-shelf software described in §4(l);

8.	All contracts with, or legally binding orders or directives from, any Governmental Authority;

9.	All employment, severance, retention, or change of control contracts and all contracts with independent contractors or consultants;

10.	All contracts that provide for the indemnification by Target or any of its Subsidiaries of any Person or the assumption of any Tax or other liability of any Person;

11.	All contracts that provide for any joint venture, partnership, strategic alliance or similar arrangement;

12.	All current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Seller, Target or their respective Affiliates and relating to the assets, business, operations, employees, officers and directors of Target or its Subsidiaries;

13.	All contracts that relate to the issuance of securities by Target or any of its Subsidiaries;

14.	All capital maintenance contracts or similar agreements, arrangements, understandings or assurances pursuant to which Seller or any of its Affiliates (including Target and its Subsidiaries) has agreed to contribute capital or surplus to any of Target or its Subsidiaries or to any other Person in any manner, including any commitment or obligation to purchase surplus notes or otherwise provide support;

15.	All contracts that restrict or prohibit the payment of dividends or the making of any distributions by Target or any of its Subsidiaries, restricts or prohibits the pledging of the capital stock of Target or any of its Subsidiaries or restricts or prohibits the issuance of any guarantee by Target or any of its Subsidiaries;

16.	All contracts between or among Target or any of its Subsidiaries on the one hand and Seller or any Affiliate of Seller on the other hand;

17.	All Agent Contracts;

18.	All material contracts to which Target and/or a Subsidiary are a party relating to or regarding a Fronting Program;

ANNEX IV

ADDITIONAL REPRESENTATIONS

Insurance Matters

(a) Seller has delivered to Buyer true and complete copies of the following, which were procured at Target’s or any of its Subsidiaries’ request: (i) all material actuarial reports and studies prepared as of any date on or after July 1, 2011 by third party actuaries relating to the business and operations of Target and any of its Subsidiaries, and all material attachments, addenda, supplements and modifications thereto, and (ii) the quarterly actuarial reports prepared by Target’s internal actuaries, and all material attachments, addenda, supplements and modifications thereto for the fiscal quarters ended on or after December 31, 2013. To the Knowledge of Seller, all information and data furnished by Seller, Target and its Subsidiaries to their actuaries in connection with the preparation of such actuarial reports were accurate in all material respects for the periods covered by such reports. Except to the extent directly related to the Financial Statement Exclusions, all reserve liabilities, including reserves for uncollectible reinsurance, as established or reflected on the Financial Statements, were determined in all material respects in accordance with generally accepted actuarial standards consistently applied, are fairly stated in accordance with sound actuarial principles, determined in accordance with the provisions of insurance policies and contracts of each of Target and its Subsidiaries, and are in compliance with the requirements of SAP and applicable Laws.

(b) Seller has made available to Buyer true and complete copies of all examination reports (and has notified Buyer of any pending examinations) conducted by an insurance regulator with respect to Target or any of its Subsidiaries that have been finalized since July 1, 2011, unless the most recent examination report for a Company or Subsidiary was received prior to that date, in which case a true and complete copy of each such earlier examination report. All material deficiencies or violations noted in such examination reports have been cured or resolved to the satisfaction of the applicable insurance regulators without imposition of any material penalty, condition or obligation.

(c) Reinsurance and Insurance Contracts.

(i) §4(q) of the Disclosure Schedule sets forth a true and complete list of all material reinsurance, coinsurance or retrocession treaties, agreements, slips, binders, cover notes and similar arrangements in force as of the date of this Agreement to which any of Target or its Subsidiaries is a party or otherwise bound, excluding facultative certifications (each, a “Reinsurance Agreement”). Except as set forth in §4(q) of the Disclosure Schedule and for such events or circumstances as have not been and could not reasonably be expected to be, individually or in the aggregate, material to Target and its Subsidiaries, taken as a whole, with respect to each Reinsurance Agreement: (A) there has been no separate contract, agreement or understanding between Target or its Subsidiaries and any other party to such Reinsurance Agreement that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any such Reinsurance Agreement; (B) Target and each of its Subsidiaries that is a party thereto, and to the Knowledge of Seller, any other party thereto complies and has complied with any applicable requirements set forth in SSAP No. 62R, applicable SAP or applicable Law; and (C) Target and each of its Subsidiaries has appropriate controls in place to monitor the use of reinsurance and comply with the provisions of SSAP No. 62R, applicable SAP and applicable Law.

(ii) Seller has made available to Buyer all Reinsurance Agreements and all Insurance Contracts to which any of Target or any of its Subsidiaries is a party or otherwise bound with a premium amount equal to or greater than $250,000. For purposes of this Agreement, “Insurance Contracts” shall mean all insurance contracts, policies, binders, certificates and similar arrangements. Other than Seller Reinsurance Agreements, except as set forth on §4(q) of the Disclosure Schedule, each Insurance Contract is valid and binding on Target or its applicable Subsidiary, and to the Knowledge of Seller, each other party thereto, and is in full force and effect and no party is in default thereunder. Except as set forth on §4(q) of the Disclosure Schedule, to the Knowledge of Seller, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute, a default on the part of any counterparty under such Insurance Contract. Except as set forth on §4(q) of the Disclosure Schedule, to the Knowledge of Seller, no counterparty under an Insurance Contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding.

(iii) Except as set forth in §4(q) of the Disclosure Schedule, all Insurance Contracts are and have been issued, to the extent required by applicable Laws, on forms filed with and approved by all applicable insurance regulators, or not objected to by any such insurance regulators within any period provided for objection, and all such forms comply with applicable Laws. Except as set forth in §4(q) of the Disclosure Schedule, all premium rates with respect to the Insurance Contracts, to the extent required by applicable Laws, have been filed with and approved by all applicable insurance regulators or were not objected to by any such regulators within any period provided for objection. Except as set forth in §4(q) of the Disclosure Schedule, since July 1, 2011 all Insurance Contracts issued by Target and each of its Subsidiaries have been marketed, sold and issued in compliance with all applicable Laws and all written recommendations resulting from market conduct or other examinations or inquiries of insurance regulators in the respective jurisdictions in which such products have been marketed, issued or sold.

(iv) §4(q) of the Disclosure Schedule sets forth a true and complete list of all Material Contracts that relate to each fronting program under which Target issues polices covering defined types of business and reinsures all or substantially all such policies to a reinsurer excluding reinsurance agreements under which Target cedes business to Seller, including fronting agreements, Reinsurance Agreements, Agent Contracts, guaranties, trust or similar agreements, and contracts relating to collateral in connection with the program (collectively, a “Fronting Program”). Each Fronting Program is collateralized as shown in §4(q) of the Disclosure Schedule as of the Most Recent Fiscal Quarter End. Other than the Florida Consent Order and state insurance Law restrictions on collateral, such collateral or other security is not subject to any restrictions that would prevent Target from ultimately using such collateral or any security to pay any and all obligations Target or any of its Subsidiaries may have in connection with the applicable Fronting Program. Except as set forth on §4(i) of the Disclosure

Schedule, to the Knowledge of Seller, no counterparty to any contract that is part of each Fronting Program is unable to timely pay all amounts due under each such contract, is insolvent, or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding. Except as set forth in §4(q) of the Disclosure Schedule, each of Target and its Subsidiaries maintains a system to monitor and control each Fronting Program and to provide reasonable assurances that: (a) each program is being operated in material compliance with all contracts applicable to such program and in accordance with applicable Law; (b) transactions under or in connection with each such program are executed in accordance with management’s specific and general authorizations; and (c) collateral and other securities, including any guaranties, for each program are maintained.

(d) There are no unpaid claims or assessments made against Target or any of its Subsidiaries by any insurance guaranty associations, funds or similar organizations outside of the Ordinary Course of Business.

(e) §4(q) of the Disclosure Schedule contains a true and correct list of all insurance Permits and similar rights to write and/or offer and sell insurance and reinsurance products, issued to Target and each of its Subsidiaries by any state insurance regulator (collectively, “Insurance Licenses”). Each Insurance License is in good standing and in full force and effect. Seller has delivered or made available to Buyer true and complete copies of each Insurance License. Target and each of its Subsidiaries that is an insurance company is (A) duly licensed and authorized as an insurance or reinsurance company in its jurisdiction of organization (including each jurisdiction in which it is deemed to be or is commercially domiciled) and (B) duly licensed, authorized or otherwise eligible to transact the business of insurance or reinsurance, as applicable, in each other jurisdiction where it is required to be so licensed, authorized or otherwise eligible in order to conduct its business as currently conducted.

(f) Except as set forth on §4(q) of the Disclosure Schedule, Target and its Subsidiaries have timely filed (including within any extension period that was granted) all material reports, statements, documents, certifications, registrations (including registrations with applicable state insurance regulatory authorities as a member of an insurance holding company system), filings or submissions and any supplements or amendments thereto (excluding financial statements filed with any Governmental Authority that are the subject of §4(g) above) (collectively, the “Regulatory Filings”) required by applicable Law or SAP to be filed by it with any Governmental Authority since July 1, 2011. The Regulatory Filings were in compliance with all applicable Laws and SAP in all material respects when filed and no material deficiencies or violations have been asserted by any Governmental Authority with respect to any Regulatory Filing.

(g) (i) Except as set forth on §4(q) of the Disclosure Schedule, there is no contract, agreement or understanding binding on Target or any of its Subsidiaries, or any order or similar pronouncement by or from, any insurance regulator or other Governmental Authority issued to or binding on Target or any of its Subsidiaries and (ii) none of Target nor any of its Subsidiaries has adopted any board resolution at the request of any insurance regulator or other Governmental Authority, in the case of each of clauses (i) and (ii), that (1) limits in any material respect the ability of Target or any of its Subsidiaries to issue or enter into Insurance Contracts or Agency

Contracts, (2) requires the divestiture of any material investment of Target or any of its Subsidiaries, (3) limits in any material respect the ability of Target or any of its Subsidiaries to pay dividends or distributions of any kind or character, (4) requires any material investment of Target or any of its Subsidiaries to be treated as a non-admitted asset (or the local equivalent) or (5) could otherwise have a Material Adverse Effect on the business or operations of Target or any of its Subsidiaries. Except as set forth on §4(q) of the Disclosure Schedule, none of Seller, Target or any of its Subsidiaries has been advised by any insurance regulator that such regulator is contemplating any undertakings related to any of the foregoing matters.

(h) Except as set forth on §4(q) of the Disclosure Schedule, since July 1, 2011, applicable employees of Target and each of its Subsidiaries and, to the Knowledge of Seller, each other Person who is performing the duties of insurance producer, agent, broker, managing general agent or general agent, intermediary, underwriter, adjuster or administrator for Target or any of its Subsidiaries, whether as an employee, agent, subcontractor or otherwise (collectively, “Target Agents”), at the time such Target Agent wrote, sold, placed or produced business for or on behalf of Target or any of its Subsidiaries or engaged in any other activities that requires a license or permit, was duly licensed and appointed as required by applicable Laws, in each jurisdiction in which such Target Agent wrote, sold, placed or produced business or engaged in such other activities, and to the Knowledge of Seller, no Target Agent is in violation of (or with or without notice or lapse of time or both, would have violated) any term or provision of any applicable Laws, except for such failures to be so licensed or such violations that have been cured, otherwise resolved or settled through agreements with the applicable insurance regulators or that are barred by an applicable statute of limitations.

(i) §4(q) sets forth (a) a true and complete list of the all material agreements and contracts between or among Target and each of its Subsidiaries, on the one hand, and each Target Agent, on the other, and each agreement or contract under which any Person is entitled to receive contingent compensation based on the profitability to Target or any of its Subsidiaries of any business produced, underwritten, managed, serviced or otherwise administered by such Person (collectively, the “Agent Contracts”). Except as set forth on §4(q), all Agent Contracts, management, administration and similar agreements and Contracts entered into by Target or any of its Subsidiaries are, to the extent required by applicable Laws, in forms acceptable to all applicable insurance regulators or have been filed with insurance regulators with which such agreements or contracts were required to be filed and have been either approved or not objected to by any such insurance regulators within any period provided for objection. Except as set forth on §4(q) of the Disclosure Schedule, each of Target and its Subsidiaries maintains a system to monitor and control each Agent Contract and related program and to provide reasonable assurances that: (a) each contract and program is being operated in material compliance (1) with all policies and procedures of Target and its Subsidiaries, including underwriting guidelines and limits of authority, (2) all contract terms applicable to such contract and program and (3) in accordance with applicable Law; (b) transactions under or in connection with each such program are executed in accordance with Target management’s specific and general authorizations.

(j) Except as set forth on §4(q) of the Disclosure Schedule, no rating agency has imposed conditions (financial or otherwise) on retaining any currently held rating assigned to or covering Target or any of its Subsidiaries, and no rating agency has stated to Seller, Target or any of its Subsidiaries that such rating agency is considering imposing conditions (financial or otherwise) on or lowering any rating assigned to or covering Target or any of its Subsidiaries or placing Target or any of its Subsidiaries on an “under review” status.

(k) Target and each of its Subsidiaries has duly adopted investment guidelines governing the types of investment permitted for each such company (the “Investment Guidelines”). All Investment Guidelines comply with applicable Laws and applicable SAP. Except for the Collateral Assets, Target and each of its Subsidiaries (a) is in full compliance with its respective Investment Guidelines and (b) has invested all of its respective investment assets in compliance with its respective Investment Guidelines and applicable Laws. Seller has made available to Buyer complete and correct copies of the Investment Guidelines for Target and each of its Subsidiaries in effect as of the date of this Agreement. Seller has delivered to Buyer a true and correct schedule of all investment assets held by Target and its Subsidiaries as of June 30, 2014.

(l) §4(q) of the Disclosure Schedule contains a true and complete list of all liability, property, workers compensation, directors and officers liability, and other insurance contracts that insure the business, operations, assets, employees, officers or directors of Target or its Subsidiaries, other than the Insurance Contracts (the “Insurance Policies”) and true and complete copies of the Insurance Policies have been made available to Buyer. The Insurance Policies are in full force and effect. None of the Insurance Policies provides for any retrospective premium adjustment, experience-based liability or other similar liability on the part of Target or its Subsidiaries. None of Target or its Subsidiaries is in material default or material breach of any Insurance Policy, and there does not exist any event, condition or omission that would constitute such a material default or material breach (with or without the giving of notice or lapse of time, or both) or that would permit the termination, cancellation or acceleration of performance of any material obligation of any parties to such policy. No party to the policy has repudiated, or given written notice to any of Target or its Subsidiaries of an intent to repudiate, any material provision of any Insurance Policy. No written notice of cancellation, termination or revocation or other written notice that any Insurance Policy is no longer in full force or effect in accordance with its terms as of the date hereof or that the issuer of any Insurance Policy is not willing or able to perform its obligations thereunder in any material respect has been received by any of Target or its Subsidiaries. There are no material claims under such Insurance Policies as to which the insurers have denied liability.

Affiliate Arrangements and Intercompany Accounts

(m) §4(m) of the Disclosure Schedule contains a true and complete list of (i) all contracts, agreements and understandings in effect as of the date hereof between or among Target and any of its Subsidiaries, on the one hand, and Seller or any of its Affiliates (other than Target and its Subsidiaries), on the other (the “Intercompany Agreements”), (ii) all intercompany accounts receivable or payable (whether or not currently due or payable) between or among Target or any of its Subsidiaries, on the one hand, and Seller or any Affiliate thereof (other than Target and its Subsidiaries), on the other as of the Most Recent Fiscal Quarter End (the “Intercompany Accounts”), and (iii) all payments made by Target or any of its Subsidiaries, on the one hand, to Seller or any of its Affiliates, on the other hand, under any Intercompany

Agreement or similar arrangement since January 1, 2013, excluding payments under the Seller Reinsurance Agreements and payments with respect to Taxes. For purpose of the foregoing clause (iii), “payments” shall include all internal allocations and shall be presented prior to any offsets for any amounts due to Target or any of its Subsidiaries.

ANNEX V

PRE-CLOSING OPERATING COVENANTS

1.	Amend the charter, by-laws or other organizational documents of Target or any of its Subsidiaries;

2.	Split, combine or reclassify any shares of capital stock of Target or any of its Subsidiaries;

3.	Issue, sell, pledge or dispose of any capital stock of Target or any of its Subsidiaries, or grant any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of such capital stock;

4.	Declare or pay any dividends or distributions on or in respect of any capital stock of Target or any of its Subsidiaries or redeem, repurchase or otherwise acquire any capital stock of Target or any of its Subsidiaries;

5.	Change any method of accounting, underwriting, reinsurance, claims administration, pricing, reserving, loss control or actuarial practices or policies (or any assumption underlying an actuarial practice or policy) utilized by Target or its Subsidiaries, except as required by GAAP, SAP or applicable Laws;

6.	Enter into, amend or terminate any contract that is or would constitute a Material Contract or Reinsurance Agreement; provided however, the foregoing shall not prohibit Target from executing the Commutation Agreement;

7.	Cause Target or any of its Subsidiaries to incur, assume or guarantee any indebtedness for borrowed money or enter into any “keep well” or other contract, agreement or understanding to maintain the financial condition of any Person or enter into any other arrangements have the economic effect of the foregoing; provided however, for clarification, insurance policies written by Target and its Subsidiaries in the Ordinary Course of Business shall not be included;

8.	Enter into or commit to any capital maintenance or similar agreement, arrangement, understanding or assurance with respect to Target or any of its Subsidiaries, in any manner, including any commitment or obligation to purchase surplus notes or otherwise provide support; provided however, the foregoing shall not prohibit the activities described in Exhibit D or the commitments to state departments of insurance outlined in Category 14 of §4(m) of the Disclosure Schedule;

9.	Cause Target or any of its Subsidiaries to transfer, assign, sell or dispose of (by lease, license or otherwise) any assets having an aggregate value of more than $50,000.00, or cancel any debts or entitlements or enter into any loss portfolio transfer or similar transaction, other than the transfer, assignment, sale or other disposition of Investment Assets made in the Ordinary Course of Business in accordance with Target’s Investment Guidelines, and any forgiveness of debt owed to Target by Allstar that occurs as a result of acceptance by Allstar of the terms of a negotiated settlement described in Section 4(h) of the Disclosure Schedule;

10.	Cause Target or any of its Subsidiaries to make any capital investment in, or any loan to, any other Person in an amount greater than $50,000.00 in the aggregate other than investments of investment assets made in the Ordinary Course of Business in accordance with its Investment Guidelines;

11.	Cause Target or any of its Subsidiaries to make any capital expenditures;

12.	Cause Target or any of its Subsidiaries to incur any Lien upon any properties, capital stock or assets; provided, however that this provision shall not apply to Liens imposed by operation of Law not involving a breach by Target or any of its Subsidiaries of such Law;

13.	Cause Target or any of its Subsidiaries to (i) grant any bonuses, whether monetary or otherwise, or increase any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, or (ii) accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant;

14.	Cause Target or any of its Subsidiaries to hire or promote any person, other than temporary employees hired to replace any employee employed on the date of the Agreement who ceases to be so employed, provided that any such temporary employee can be terminated on not more than 10 days’ notice without severance;

15.	Adopt, modify or terminate any: (i) employment, severance, retention or other agreement (whether written or oral) with any current or former employee, officer, director, independent contractor or consultant of the Target or any of its Subsidiaries or (ii) Benefit Plan; provided, however, this covenant shall not apply if Seller reasonably believes such adoption, modification or termination (A) will not increase the liability exposure of Buyer, Target or any of its Subsidiaries, or (B) is prudent as a precaution to limit potential liability of Target or any of its Subsidiaries.

16.	Cause Target or any of its Subsidiaries to enter into a new line of business;

17.	Cause Target or any of its Subsidiaries to adopt any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

18.

Cause Target or any of its Subsidiaries to purchase, lease or otherwise acquire the right to own, use or lease any property or assets, other than (i) the lease that has been negotiated for the Freestone operation in Dallas, provided that the gross rent payable under such lease does not exceed $5,000 per month and such lease is terminable without penalty or premium on not more than 60 days’ notice and (ii) the lease with AmeriHealth in

Philadelphia, provided that the gross rent payable under such lease does not exceed $5,000 per month and such lease is terminable without penalty or premium on not more than 60 days’ notice;

19.	Make, change or rescind any Tax election, settle any claim, or enter into any agreement, in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Target or any of its Subsidiaries in respect of any Tax period ending after the Closing Date;

20.	Except for any Litigation Proceeding or general claims litigation involving less than $50,000 individually or $200,000 in the aggregate, cause Target or any of its Subsidiaries to commence any action, suit, proceeding or complaint, or pay, settle, release or forgive any action, suit, proceeding, hearing, investigation or complaint or waive any rights thereto;

21.	Cause Target or any of its Subsidiaries to amend or waive any of its Investment Guidelines;

22.	Cause Target or any of its Subsidiaries to compromise, commute or buy back, or provide authority to any other Person to compromise, commute or buy back, any Reinsurance Agreement or any claim under or with respect to any Reinsurance Agreement in an amount in excess of $50,000 individually or $200,000 in the aggregate; provided however, the foregoing shall not prohibit Target from executing the Commutation Agreement or the Transition Services Agreement.